BH SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, January 1, 2016	$	27,224
Member's Contributions		206,000
Net loss		(43,505)
Balance, December 31, 2016	$	189,719

(The accompanying notes to financial statements are an integral part of these statements.)